

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2012

Via E-mail and Facsimile
Mr. Kelly J. Stopher
Chief Financial Officer
JayHawk Energy, Inc.
611 E. Sherman Ave.
Coeur d'Alene, Idaho 83814

> **Re:** **JayHawk Energy, Inc.**
> **Item 4.02 Form 8-K**
> **Filed January 17, 2012**
> **File No. 000-53311**

Dear Mr. Stopher:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Form 8-K filed January 17, 2012

1.   Please amend your filing to identify the financial statements that may no longer be relied upon due to the errors which you have described.

2.   You disclose that you plan to restate the financial statements included in your Form 10-K for the fiscal year ended September 3, 2010 and the Form 10-Qs for the periods ended

March 31, 2010, June 30, 2010 and September 30, 2010. Given that you have been reporting based on a fiscal year-end of September 30, it appears you will need to revise this disclosure to correct your reference to a fiscal year-end of September 3, and your reference to a Form 10-Q for the quarter ended September 30, 2010; modify your disclosure sufficiently to convey the scope of the accounting errors. If you intend to restate the financial statements in your annual report for the fiscal year-end September 30, 2010, it should also be clear whether you intend to restate the financial statements included in your subsequent quarterly reports for the periods ended December 31, 2010, March 31, 2011 and June 30, 2011. Please revise accordingly.

3.   Please disclose the time frame in which you intend to amend these filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Jenifer Gallagher at (202) 942-3706.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief